  Exhibit 99.38

Date	Security	Transaction Type	Price per Share	Number of Shares
04/29/2010	Common Stock	Acquisition (conversion from Class A Debenture)	$1.0340	32,500,000
04/29/2010	Common Stock	Sale	$1.68	126,545,455
04/29/2010	Common Stock	Sale	$1.68	45,454,545

The conversion of the Class A Debentures on April 29, 2010 was a transaction with the Issuer pursuant to the indenture for such debentures.  The sales of Common Stock on April 29, 2010 were transactions with the underwriters pursuant to the April 2010 Underwriting Agreement.